April 15, 2005

Mail Stop 0409

Gerald J. Reihsen, III
Executive Vice President
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001

Re:	Behringer Harvard Opportunity REIT I, Inc.
	Amendment No. 2 to Registration Statement on Form S-11 Filed March 29, 2005
      Registration No. 333-120847

Dear Mr. Reihsen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About this Offering, page 19

1. We have reviewed the Prudential Real Estate Investors study provided in response to comment 9. We note that the study makes no reference to non-traded REITs.  In comparing publicly-traded REITs to
private real estate, PREI relies on NCREIF`s NPI index. Our understanding is that the NPI index reflects unleveraged returns, before deducting any management fees, of investment grade properties as reported by institutional investors. The NPI index is not relevant to your target properties nor to your financing or corporate structure.  In addition, since you intend to liquidate within 3 to
6
years or list your shares, we do not think the 10-year cumulative returns for non-traded real estate are relevant. In sum, since the study does not relate to common stock in non-traded REITs and since the data referenced and relied upon for non-traded real estate is not relevant to your targeted portfolio or holding period, please remove the references to the PREI study and the conclusions that you attribute to it. To the extent that you wish to include similar statements, please supplementally provide us with relevant support.

Proposed Share Redemption Program, page 144

2. Explain to us what impact, if any, your share redemption program will have on your accounting for the shares to be issued in this offering. Tell us how you will consider SFAS 150 in your determination of the appropriate accounting treatment for such shares or tell us the specific accounting literature you will apply.

3. We have read and considered your response to comment 22. You state that "Upon raising capital, the Company will pay its advisor 2% of the capital raised and the Company will record a portion of this payment as organization expense, and will record the remaining portion of the payment as a reduction of additional paid in capital."
In this regard, tell us and revise your disclosure to clarify how you determine the allocation of the 2% advisor fees between the organization expense and reduction of additional paid in capital.

Federal Income Tax Considerations, page 117

	Opinion of Counsel, page 117

4. Please reinsert the opinion that your proposed method of operation will enable you to meet the requirements for qualification and taxation as a REIT under the Code.

Prior Performance Tables

5. We note your response to comment 18. Section 10(a)(3) relates to the age of information in a prospectus used after the effectiveness of the registration statement and is not relevant to the consideration of the age of information in a prospectus at the time of effectiveness of the registration statement. Guide 5 prior performance information should generally be as of the date of the financial statements included in the registration statement. Please update your prior performance information to December 31, 2004.

6. We note your response to comment 24 and your intention to comply with Rule 10b-10(b) of the Exchange Act. However, we also note that that Section 7 of the Automatic Purchase Plan provides that reports will be sent to participants within 60 days of the end of the quarter. Please supplementally advise us how you intend to comply with Rule 10b-10(b)(2).

Exhibit 23.4 - Consent of Independent  Registered Public
Accounting
Firm

7. Revise your consent to reflect the consent to use in Amendment
No.2 instead of No.1 as shown in exhibit 23.4.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Andrew Mew at (202) 942-2913 or Jorge
Bonilla,
Reviewing Staff Accountant, at (202) 942-1993 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445, or me at (202) 942-1960 with any other questions.

Sincerely,



Karen J. Garnett
      Assistant Director


cc:	Rosemarie Thurston, Esq. (via facsimile)
      Morris, Manning & Martin, LLP
??

??

??

??

Behringer Harvard Opportunity REIT I, Inc.
Page 3